Exhibit 99.1

NEWS RELEASE

Media Contacts: Doug Kline
                   Sempra Energy
                   (877) 866-2066
                   www.sempra.com

Financial Contacts: Dennis Arriola/Karen Sedgwick
                      Sempra Energy
                      (877) 736-7727

SEMPRA ENERGY'S FIRST-QUARTER 2006
NET INCOME RISES 14 PERCENT

SAN DIEGO, May 2, 2006 - Sempra Energy today reported first-quarter 2006 net income of $255 million, or $0.98 per diluted share, up 14 percent over first-quarter 2005 net income of $223 million, or $0.92 per diluted share. First-quarter 2005 results included $59 million in net income related to the favorable resolution of federal and state income-tax issues from prior years.

Revenues in the first quarter 2006 were $3.3 billion, compared with $2.7 billion in the year-ago period.

"Our Commodities group drove our strong first-quarter results," said Donald E. Felsinger, chairman and chief executive officer of Sempra Energy.   "We are pleased with our 52-percent increase in operating income during the quarter and are off to a solid start to meet our previously announced guidance for the year of $3.40 to $3.60 per share."

-more-

Sempra Generation recently announced the sale of its two coal-fired power plants in Texas, the jointly owned, 632-megawatt (MW) Coleto Creek Power facility and 305-MW Twin Oaks plant. Coleto Creek Power is being sold for $1.14 billion - the highest price paid for a U.S. coal-fired power plant in more than a decade - to International Power plc. Sempra Generation and its partner, Riverstone Holdings, acquired Coleto Creek for $430 million in July 2004. Last month, Sempra Generation completed the sale of Twin Oaks to PNM Resources, Inc., for $480 million in cash. The plant was acquired by Sempra Generation in November 2002 for $120 million. During the first quarter 2006, Sempra Generation also entered into agreements to sell its businesses in energy-facilities management and energy-performance contracting.

"Our strategy is focused on developing natural gas infrastructure, primarily in our non-utility businesses, and expanding the energy-delivery capabilities of our California utilities," Felsinger said. "We are repositioning our portfolio, divesting some assets that are not core to this strategy. Through these asset sales, we expect to generate more than $1 billion in pre-tax proceeds to help fund our ongoing investments."

SUBSIDIARY OPERATING RESULTS

Sempra Utilities

First-quarter net income for San Diego Gas & Electric (SDG&E) was $47 million in 2006, compared with $59 million in 2005, due primarily to the favorable resolution of tax issues in the prior-year's quarter.

Net income for Southern California Gas Co. (SoCalGas) in the first quarter 2006 was $49 million, compared with $69 million in the year-ago period. In the first quarter 2005, SoCalGas benefited from favorable adjustments related to a California Public Utilities Commission ratemaking decision and favorable resolution of tax issues.

At the end of the first quarter 2006, SDG&E assumed ownership and operation of the 550-MW Palomar Energy Center in Escondido, Calif., the first major power plant built in San Diego County in more than 30 years.

-more-

Sempra Commodities

Sempra Commodities recorded $116 million in net income during the first quarter 2006, a 300-percent increase over first-quarter 2005 net income of $29 million. The sharp increase was due primarily to stronger natural gas and power marketing in North America.

"In the first quarter, Sempra Commodities continued a performance trend over the past nine months of outstanding results," Felsinger said.

Sempra Generation

First-quarter net income for Sempra Generation was $43 million in 2006, compared with $45 million in 2005, due primarily to a $15 million after-tax charge taken for an arbitration decision related to Sempra Generation's electricity-supply contract with the California Department of Water Resources. The charge was offset by gains related to the transfer of Palomar Energy to SDG&E during the quarter.

Sempra Pipelines & Storage

Sempra Pipelines & Storage had net income of $11 million in the first quarter 2006, compared with $13 million in the same quarter a year ago.

During the most recent quarter, Sempra Pipelines & Storage and Kinder Morgan Energy Partners announced that they have secured binding commitments from natural gas shippers for the entire capacity of the Rockies Express Pipeline project. The $4.4 billion, 1,323-mile pipeline will connect natural gas supply basins in the Rocky Mountain region to the eastern United States, transporting 1.8 billion cubic feet of gas per day when the project is completed in 2009. Sempra Pipelines & Storage currently owns one-third of the project.

Sempra LNG

Sempra LNG recorded a net loss of $5 million during the first quarter 2006, unchanged from the previous year.

-more-

In the first quarter 2006, Sempra LNG announced an open season to gauge market interest in an expansion of Energía Costa Azul, the company's liquefied natural gas (LNG) receipt terminal under construction in Baja California, Mexico. The terminal is more than 30-percent complete and, when operational in early 2008, it will be the first LNG receipt facility on the west coast of North America.

INTERNET BROADCAST

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. Eastern Time with senior management of the company. Access is available by logging onto the Web site at www.sempra.com. For those unable to log onto the live webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (706) 645-9291 and entering passcode 7944055.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2005 revenues of $11.7 billion. The Sempra Energy companies' 14,000 employees serve more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia.

Income-statement information by business unit is available on Sempra Energy's Web site at http://www.sempra.com/downloads/1Q2006_Table_All.pdf.

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SEMPRA ENERGY
Table A

STATEMENTS OF CONSOLIDATED INCOME

	Three months ended March 31,	
(Dollars in millions, except per share amounts)	2006	2005
	(Unaudited)	
Operating revenues		
California utilities	$ 2,128	$ 1,827
Sempra Global and parent	1,221	828
Total operating revenues	3,349	2,655
Operating expenses		
California utilities:		
Cost of natural gas	1,130	913
Cost of electric fuel and purchased power	210	145
Other cost of sales	679	560
Litigation expense	33	8
Other operating expenses	643	528
Depreciation and amortization	159	158
Franchise fees and other taxes	77	68
Impairment losses	2	1
Total operating expenses	2,933	2,381
Operating income	416	274
Other income, net	4	10
Interest income	14	10
Interest expense	(96)	(74)
Preferred dividends of subsidiaries	(2)	(2)
Income from continuing operations before income taxes and		
equity in earnings of certain unconsolidated subsidiaries	336	218
Income tax expense	110	7
Equity in earnings of certain unconsolidated subsidiaries	10	10
Income from continuing operations	236	221
Discontinued operations, net of income tax	19	2
Net income	$ 255	$ 223
Basic earnings per share:		
Income from continuing operations	$ 0.93	$ 0.95
Discontinued operations, net of tax	0.07	0.01
Net income	$ 1.00	$ 0.96
Weighted-average number of shares outstanding (thousands)	254,257	232,939
Diluted earnings per share:		
Income from continuing operations	$ 0.91	$ 0.91
Discontinued operations, net of tax	0.07	0.01
Net income	$ 0.98	$ 0.92
Weighted-average number of shares outstanding (thousands)	259,251	241,105
Dividends declared per share of common stock	$ 0.30	$ 0.29

The statements above reflect the decision in the first quarter of 2006 to dispose of the Twin Oaks power plant and the Energy Services and Facilities Management businesses within Sempra Generation.

SEMPRA ENERGY
Table B

CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	March 31, 2006		December 31, 2005	
	(Unaudited)			
Assets				
Current assets:				
Cash and cash equivalents	$	650	$	770
Short-term investments		4		12
Accounts receivable		1,091		1,143
Due from unconsolidated affiliates		8		3
Deferred income taxes		173		134
Interest receivable		32		29
Trading-related receivables and deposits, net		2,809		3,370
Derivative trading instruments		4,265		4,502
Commodities owned		2,106		2,498
Regulatory assets		249		255
Inventories		98		206
Other		212		285
Current assets of continuing operations		11,697		13,207
Current assets of discontinued operations		391		454
Total current assets		12,088		13,661
Investments and other assets:				
Due from unconsolidated affiliates		21		21
Regulatory assets arising from fixed-price contracts and other derivatives		389		398
Other regulatory assets		711		713
Nuclear decommissioning trusts		654		638
Investments		1,201		1,102
Sundry		817		802
Total investments and other assets		3,793		3,674
Property, plant and equipment, net		12,169		11,881
Total assets	$	28,050	$	29,216
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term debt	$	673	$	1,043
Accounts payable		989		1,396
Income taxes payable		195		69
Trading-related payables		3,297		4,127
Derivative trading instruments		3,210		3,246
Commodities sold with agreement to repurchase		432		634
Dividends and interest payable		151		140
Regulatory balancing accounts, net		406		192
Fixed-price contracts and other derivatives		126		130
Current portion of long-term debt		89		98
Other		1,005		1,012
Current liabilities of continuing operations		10,573		12,087
Current liabilities of discontinued operations		143		131
Total current liabilities		10,716		12,218
Long-term debt		4,778		4,815
Deferred credits and other liabilities:				
Due to unconsolidated affiliate		162		162
Customer advances for construction		116		110
Postretirement benefits other than pensions		119		121
Deferred income taxes		223		219
Deferred investment tax credits		71		73
Regulatory liabilities arising from removal obligations		2,343		2,313
Asset retirement obligations		972		958
Other regulatory liabilities		206		200
Fixed-price contracts and other derivatives		398		400
Deferred credits and other		1,284		1,288
Total deferred credits and other liabilities		5,894		5,844
Preferred stock of subsidiaries		179		179
Shareholders' equity		6,483		6,160
Total liabilities and shareholders' equity	$	28,050	$	29,216

The statements above reflect the decision in the first quarter of 2006 to dispose of the Twin Oaks power plant and the Energy Services and Facilities Management businesses within Sempra Generation.

SEMPRA ENERGY
Table C

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in millions)	Three months ended March 31,	
	2006	2005
	(Unaudited)	
Cash Flows from Operating Activities:		
Net income	$ 255	$ 223
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	159	161
Deferred income taxes and investment tax credits	(43)	(68)
Accretion of interest	7	-
Other	23	3
Net changes in other working capital components	384	394
Changes in other assets	64	2
Changes in other liabilities	6	(3)
Net cash provided by operating activities	855	712
Cash Flows from Investing Activities:		
Expenditures for property, plant and equipment	(420)	(269)
Proceeds from sale of assets	24	11
Investments in subsidiaries	(103)	(1)
Purchases of nuclear decommissioning and other trust assets	(122)	(84)
Proceeds from sales by nuclear decommissioning and other trusts	116	88
Dividends received from unconsolidated affiliates	-	2
Other	(1)	14
Net cash used in investing activities	(506)	(239)
Cash Flows from Financing Activities:		
Common dividends paid	(65)	(50)
Issuances of common stock	17	90
Repurchases of common stock	(12)	(6)
Redemption of mandatorily redeemable preferred securities	-	(200)
Payments on long-term debt	(45)	(50)
Decrease in short-term debt, net	(366)	(64)
Other	2	(3)
Net cash used in financing activities	(469)	(283)
Increase (decrease) in cash and cash equivalents	(120)	190
Cash and cash equivalents, January 1	770	416
Cash and cash equivalents, March 31	$ 650	$ 606

SEMPRA ENERGY
Table D

BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)

(Dollars in millions)	Three months ended March 31, 2006		Three months ended March 31, 2005	
Net Income				
California Utilities:				
San Diego Gas & Electric	$	47	$	59
Southern California Gas		49		69
Total California Utilities		96		128
Sempra Global:				
Sempra Commodities		116		29
Sempra Generation		43		45
Sempra Pipelines & Storage		11		13
Sempra LNG		(5)		(5)
Total Sempra Global		165		82
Sempra Financial		5		4
Parent & Other		(30)		7
Continuing Operations		236		221
Discontinued Operations		19		2
Consolidated Net Income	$	255	$	223

The statements above reflect the decision in the first quarter of 2006 to dispose of the Twin Oaks power plant and the Energy Services and Facilities Management businesses within Sempra Generation.

(Dollars in millions)	Three months ended March 31, 2006		Three months ended March 31, 2005	
Capital Expenditures and Investments				
California Utilities:				
San Diego Gas & Electric	$	583	$	94
Southern California Gas		97		63
Total California Utilities		680		157
Sempra Global:				
Sempra Generation		34		49
Sempra Commodities		20		13
Sempra Pipelines & Storage		105		4
Sempra LNG		152		45
Total Sempra Global		311		111
Parent & Other		(468) (1)		2
Consolidated Capital Expenditures and Investments	$	523	$	270

(1) Reflects the transfer of the Palomar plant to SDG&E from Sempra Generation.

SEMPRA ENERGY
Table E

OTHER OPERATING STATISTICS (Unaudited)

	Three months ended March 31,			
CALIFORNIA UTILITIES	2006		2005	
Revenues (Dollars in millions)				
SDG&E (excludes intercompany sales)	$	718	$	616
SoCalGas (excludes intercompany sales)	$	1,410	$	1,211
Gas Sales (Bcf)		141		137
Transportation and Exchange (Bcf)		122		122
Total Deliveries (Bcf)		263		259
Total Gas Customers (Thousands)		6,406		6,316
Electric Sales (Millions of kWhs)		4,043		3,906
Direct Access (Millions of kWhs)		898		820
Total Deliveries (Millions of kWhs)		4,941		4,726
Total Electric Customers (Thousands)		1,342		1,323

SEMPRA GENERATION

Power Sold (Millions of kWhs)	5,750	4,989 (1)

(1) Revised to exclude the Twin Oaks power plant as a discontinued operation.

SEMPRA PIPELINES & STORAGE

(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).

Natural Gas Sales (Bcf)		
Argentina	52	51
Mexico	10	10
Chile	1	1
Natural Gas Customers (Thousands)		
Argentina	1,511	1,459
Mexico	99	97
Chile	38	38
Electric Sales (Millions of kWhs)		
Peru	1,165	1,052
Chile	614	733
Electric Customers (Thousands)		
Peru	772	753
Chile	525	512

SEMPRA ENERGY
Table E (Continued)

SEMPRA COMMODITIES

Margin * (Dollars in millions)	Three months ended March 31,			
	2006		2005	
Geographical:				
North America	$	359	$	125
Europe/Asia		6		29
Total	$	365	$	154
Product Line:				
Gas	$	179	$	(15)
Power		101		42
Oil - Crude & Products		53		80
Metals		27		14
Other		5		33
Total	$	365	$	154

* Margin consists of net revenues less related costs (primarily brokerage, transportation and storage) plus or minus net interest expense/income, and is used by management in evaluating its geographical and product line performance.

Effect of EITF 02-03 (Dollars in millions)	Three months ended March 31,			
	2006		2005	
Mark-to-Market Earnings **	$	160	$	52
Effect of EITF 02-03 ***		(44)		(23)
GAAP Net Income	$	116	$	29

** Represents the fair market value of all commodities transactions. This metric is a useful measurement of profitability because it simultaneously recognizes changes in the various components of transactions and reflects how the business is managed.

*** Consists of the income statement effect of not recognizing changes in the fair market value of certain physical inventories and capacity contracts for transportation and storage.

Net Unrealized Revenue (Dollars in millions)	Fair Market Value March 31, 2006		Scheduled Maturity (in months)						
			0 - 12		13 - 24		25 - 36		> 36
Sources of Over-the-Counter (OTC) Fair Value:									
Prices actively quoted	$	978	$	185	$	316	$	397	$ 80
Prices provided by other external sources		51		(1)		1		(1)	52
Prices based on models and other valuation methods		(9)		-		-		-	(9)
Total OTC Fair Value (1)		1,020		184		317		396	123
Maturity of OTC Fair Value - Cumulative Percentages				18.0%		49.1%		87.9%	100.0%
Exchange Contracts (2)		223		501		(112)		(145)	(21)
Total Net Unrealized Revenue at March 31, 2006	$	1,243	$	685	$	205	$	251	$ 102
Net Unrealized Revenue - Cumulative Percentages				55.1%		71.6%		91.8%	100.0%

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received or (paid) associated with open Exchange Contracts

Credit Quality of Unrealized Trading Assets (net of margin)	March 31, 2006	December 31, 2005
Commodity Exchanges	5%	2%
Investment Grade	69%	75%
Below Investment Grade	26%	23%

Risk Adjusted Performance Indicators (Mark-to-Market Basis)	Three months ended March 31,			
	2006		2005	
VaR at 95% (Dollars in millions) (1)	$	22.0	$	8.5
VaR at 99% (Dollars in millions) (2)	$	31.1	$	11.9
Risk Adjusted Return on Capital (RAROC) (3)		37%		38%

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

Physical Statistics		
Natural Gas (BCF/Day)	12.6	12.2
Electric (Billions of kWhs)	114.9	107.8
Oil & Liquid Products (Millions Bbls/Day)	0.7	0.9